UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 27, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, March 27, 2019.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Ref.: Material Fact. Section 3, Subparagraph 9), Chapter I, Title XII of Comisión Nacional de Valores Rules (New Text 2013).

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of  Transportadora de Gas del Sur S.A. (“TGS”), pursuant to Section 3, Subparagraph 9), Chapter I, Title XII of Comisión Nacional de Valores Rules (New Text 2013), in order to report that on March 26, 2019, TGS was served notice of the first instance judgment rendered by the Federal Administrative Trial Court of the City of Buenos Aires (Juzgado en lo Contencioso Administrativo Federal N° 1) (the “Trial Court”) in the proceedings entitled “Transportadora de Gas del Sur S.A. c/ Resolución N° I-1.991/11 y N° I-1.982/11 ENARGAS (Expte. 14.215/08) s/ Proceso de conocimiento” (case no. 11869/12), whereby TGS timely requested the declaration of unconstitutionality of Executive Decree no. 2067/08 (the “Decree”), Resolution no. 1451/08 issued by the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”) and Resolutions no. 1982/11 and 1991/11 issued by the National Gas Regulatory Body (ENARGAS) (the “Resolutions”), as well as of any other regulation or act issued or to be issued in that connection.

It is worth recalling that through the Decree, the Executive Branch created a charge to be paid by (i) users of natural gas transportation and/or distribution regulated services; (ii) natural gas consumers receiving gas directly from producers without using transportation or distribution systems and (iii) natural gas processing companies. The charge set up through the Decree was aimed at financing natural gas imports carried out by the Federal Government (the “Charge”). At first, TGS paid the Charge pursuant to the provisions of Resolution no. I-563/08.

In November 2011, ENARGAS, acting on behalf of the Executive Branch, issued the Resolutions whereby it (i) implemented adjustments to the Charge unit values on consumption effective from December 1, 2011 and (ii) included TGS as a party liable for payment of the Charge with the adjustments implemented through Resolution no.

1982/11. In fact, the Charge paid by TGS increased, representing a significant rise in the variable costs of natural gas processing on its own account.

In order to avoid the damage that would result from the implementation of this rise, TGS  filed legal action against the Government, ENARGAS and MPFIPyS as defendants, requesting that the Decree and the Resolutions be declared invalid and unconstitutional.

On March 28, 2016, the former Ministry of Energy and Mining issued Resolution no. 28/16, whereby it instructed to set aside as from April 1, 2016 any administrative acts connected to the application of the Charge. However, Resolution no. 28/16 did not repeal or declare illegitimate the Decree or the Resolutions, and no resolution whatsoever was issued in connection with the amounts paid by TGS on account of the Charge prior to the issuance of said resolution, for which reason the legal action filed by TGS proceeded.

On July 13, 2012, TGS reported through a Material Fact the granting of a preliminary injunction in favor of TGS in the proceedings in question, whereby the Court ordered the Executive Branch (Energy Bureau), the National Gas Regulatory Body (ENARGAS) and Nación Fideicomisos S.A. to abstain from collecting or issuing any invoices to TGS on account of the tariff charge for amounts higher than those set prior to the resolutions that were suspended (pursuant to ENARGAS Resolution no. I-563/08), until final judgment is rendered in said proceedings. It should be noted that said preliminary injunction was extended on several occasions, and remained in force until March 2019.

On March 26, 2018, TGS was served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by TGS and declares the unconstitutionality of Executive Decree no. 2067/08, MPFIPyS Resolution no. 1451/08 and ENARGAS Resolutions no. 1982/11 and 1991/11, as well as of any other act aimed at enforcing the Decree, and therefore declare invalid said regulations. Judgment is not final yet.

Best regards,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: March 27, 2019.